UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006.

or

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ___________ to ______________.

Commission file number 000-51217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KMART RETIREMENT SAVINGS PLAN FOR
MANTENO DISTRIBUTION CENTER UNION EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

Kmart Retirement Savings Plan for Manteno Distribution Center Union Employees

Financial Statements as of December 31, 2006 and 2005, and for the Year Ended December 31, 2006, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

KMART RETIREMENT SAVINGS PLAN FOR MANTENO DISTRIBUTION CENTER UNION EMPLOYEES

TABLE OF CONTENTS

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

Deloitte

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Kmart Retirement Savings Plan for Manteno Distribution Center Union Employees:

We have audited the accompanying statements of net assets available for benefits of Kmart Retirement Savings Plan for Manteno Distribution Center Union Employees (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information by fund in the statement of net assets available for benefits as of December 31, 2006, and the statement of changes in net assets available for benefits for the year then ended is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplementary information by fund are the responsibility of the Plan's management. Such supplemental schedule and supplementary information by fund have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.

As discussed in Note 2 to the financial statements, in 2006 the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-I and SOP 94-4-1, and retroactively adjusted the 2005 financial statements for the change.

Deloitte & Touche LLP

June 26, 2007

KMART RETIREMENT SAVINGS PLAN FOR MANTENO DISTRIBUTION CENTER UNION EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006
(Thousands of dollars)

		Supplementary Information	
ASSETS	**Total**	**Participant-Directed Funds**	**Sears Holdings Stock Fund**
INVESTMENTS IN MASTER TRUST AT FAIR VALUE (Note 4):			
Investment securities and other	$ 3,609	$ 3,598	$ 11
Participant notes receivable	126	126	
Total plan interest in master trust at fair value	3,735	3,724	11
RECEIVABLES:			
Employer contribution	25	25	
Total receivables	25	25	
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	3,760	3,749	11
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	24	24	
NET ASSETS AVAILABLE FOR BENEFITS	$ 3,784	$ 3,773	$ 11

See notes to financial statements.

KMART RETIREMENT SAVINGS PLAN FOR MANTENO DISTRIBUTION CENTER UNION EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005
(Thousands of dollars)

ASSETS

INVESTMENTS AT FAIR VALUE (Note 3):		
Registered investment companies	$	2,115
Group annuity contracts		1,325
Collective short-term investment fund		2,891
Participant notes receivable		149
Total investments at fair value		6,480
RECEIVABLES:		
Interest and other income		24
Total receivables		24
Total assets		6,504
LIABILITIES		
PAYABLES:		
Cash overdraft		6
Due to brokers and others		2,318
Total payables		2,324
Total liabilities		2,324
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE		4,180
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS		33
NET ASSETS AVAILABLE FOR BENEFITS	$	4,213

See notes to financial statements.

KMART RETIREMENT SAVINGS PLAN FOR MANTENO DISTRIBUTION CENTER UNION EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006
(Thousands of dollars)

		Supplementary Information	
ADDITIONS	Total	Participant-Directed Funds	Sears Holdings Stock Fund
INVESTMENT INCOME (Note 3):			
Net appreciation in fair value of investments	$ 96	$ 96	$
Dividend, interest and other	26	26	
Interest on participant notes receivable	2	2	
Net investment income	124	124	
INVESTMENT INCOME (LOSS) IN MASTER TRUST (Note 4):			
Investment income	$ 230	$ 228	$ 2
Operating fund (loss)	(252)	(252)	
Interest on participant notes receivable	6	6	
Total plan interest in master trust investment (loss) income	(16)	(18)	2
CONTRIBUTIONS:			
Employee	243	243	
Employer - cash	77	77	
Total contributions	320	320	
Total additions	428	426	2
DEDUCTIONS			
WITHDRAWALS	478	478	
PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	41	41	
Total deductions	519	519	
NET (DECREASE) INCREASE	(91)	(93)	2
FUND TRANSFERS		(9)	9
NET ASSETS TRANSFERRED TO SEARS HOLDINGS 401(k) SAVINGS PLAN (Note 1)	(338)	(338)	
NET ASSETS AVAILABLE FOR BENEFITS:			
January 1	4,213	4,213	
December 31	$ 3,784	$ 3,773	$ 11

See notes to financial statements.

1. DESCRIPTION OF PLAN

History and Purpose - Kmart Holding Corporation ("Kmart") established the Kmart Retirement Savings Plan for Manteno Distribution Center Union Employees (the "Plan") by the execution and adoption of a plan document (the "Plan Document"), dated January 1, 1997. The Plan Document has been amended from time to time. The Plan was most recently fully amended and restated as of April 1, 2005, and amended from time to time thereafter, for the benefit of Manteno Distribution Center ("Manteno DC") union hourly associates. At that time, all participants formerly included in the Plan (known prior to April 1, 2005 as the Kmart Retirement Savings Plan B) except Manteno DC union hourly associates were transferred to the Kmart Retirement Savings Plan ("Kmart RSP"). The following description of the Plan provides only general information. Participants should refer to the Plan Document for complete information.

In March 2005, Kmart merged with Sears, Roebuck and Co. (the "Merger") and became a wholly owned subsidiary of Sears Holdings Corporation ("Holdings"). Kmart is still the sponsor of the Plan.

By the close of business March 31, 2006, the assets of the Plan were transferred to State Street Bank and Trust Company and are held for safekeeping and commingled for investment purposes with the other participating plans under The Sears Holdings 401(k) Savings Plan Master Trust (the "Master Trust"). At that same time, the Kmart RSP merged with the Sears Holdings 401(k) Savings Plan (the "Sears Plan").

At December 31, 2006, residual cash funds held separately from participant investment funds to cover stale-dated uncashed benefit payment checks at the time of the Plan's restructure in April 2005 were transferred to the Sears Plan.

By amendment to the Plan effective January 1, 2007, participants in the Plan as of December 31, 2006 became participants in the Sears Plan as of January 1, 2007, and the Plan was frozen as of December 31, 2006. Effective January 1, 2007, eligible employees employed at the Manteno DC may participate in the Sears Plan. The Plan and its assets are scheduled to be merged with and into the Sears Plan as of the close of business August 31, 2007.

Administration - The administration of the Plan's operations is the sole responsibility of the Plan Administrator. Prior to January 1, 2007, Kmart has designated itself as the Plan Administrator for all purposes of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective as of January 1, 2007, the Plan was amended to name the Sears Holdings Corporation Administrative Committee as Plan Administrator for all purposes under ERISA, consisting of employees of Sears Holdings Corporation and Sears Holdings Management Corporation.

State Street Bank and Trust Company serves as the trustee (the "Master Trustee") for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. Prior to April 1, 2006, Mellon Trust of New England, N.A. ("Mellon") was trustee of the Plan. CitiStreet, a joint venture of State Street Corporation and Citigroup, serves as the Plan recordkeeper. Prior to April 1, 2006, Prudential Investments was the Plan's recordkeeper.

The Investment Committee, as appointed by a unanimous written consent of the Board of Directors of Kmart, manages and controls the investments of the Plan. Watson Wyatt Investment Consulting has been appointed to serve as investment advisor. Effective as of January 1, 2007, the Investment Committee was replaced by the Sears Holdings Corporation Investment Committee, consisting of employees of Sears Holdings Corporation and Sears Holdings Management Corporation.

Certain expenses incurred in connection with the operation of the Plan are paid from Master Trust assets. Brokers' commissions and related expenses on transactions in portfolio securities are also paid from Master Trust assets. Compensation to members of the Investment Committee is paid by the applicable employer.

Eligibility - Prior to January 1, 2007, employees of the Manteno DC were eligible to participate upon completion of 1,000 hours of service within 12 months of service (for both participant and employer contributions). Effective December 31, 2006, the Plan was frozen and no employees were eligible to become participants in the Plan. Effective January 1, 2007, participants of the Plan became participants under the Sears Plan. Employees of the Manteno DC hired after December 31, 2006, who are full-time or part-time employees, become eligible to participate in the Sears Plan on the first day of the third month following date of hire.

Participants' Contributions and Investment Options - An eligible employee became a participant of the Plan by making contributions to the Plan. Except as limited by applicable Internal Revenue Code ("IRC") regulations, a participant could contribute up to 25 percent of eligible annual compensation through a combination of pre-tax and after-tax contributions. Any participant who attained age 50 before or during the 2006 Plan year also could elect to make a catch-up contribution of up to $5,000.

Effective April 1, 2006, assets in the Plan, except for those in three legacy funds described below, were transferred into comparable investment funds, which are the same funds offered by the Sears Plan. Participants may direct that pre-tax and after-tax contributions be invested in any combination of the following investment funds: the Sears Holdings Stock Fund, which invests principally in Sears Holdings Corporation stock; the Stable Value Fund; the Bond Fund; the S&P 500 Index Fund; the Small-Mid Value Equity Fund; the Small-Mid Growth Equity Fund; the Large Value Equity Fund; the Large Growth Equity Fund; the International Equity Fund; any of five Age-Based Lifecycle Funds; and the Self-Managed Brokerage Fund, through which a participant may invest in any number of mutual funds, common stock and other investments. Participants are fully vested in their contributions and earnings thereon.

The Kmart Stable Value Fund and the Kmart Conservative and Moderate Portfolios continue in the Plan as legacy funds, to which participants can make no further contributions. Assets in these funds will be transferred to comparable investment options over a three-year period.

Employer Contributions - Through the 2006 Plan year, Kmart contributed an amount equal to 50 percent of the first six percent of the eligible compensation deferred by employees ("Company contribution"). Because the Plan was frozen as of December 31, 2006, no contributions are to be made to the Plan for plan years beginning after December 31, 2006.

Annual Company contributions were provisionally allocated and credited to a participant's matching contribution account each payroll period, but not permanently allocated and credited with respect to a particular Plan year unless one of the following conditions was met: (a) the participant was employed continuously by the Company from the date of the provisional allocation until the last day of the Plan year, (b) the participant died during the Plan year, (c) the participant attained normal retirement age (i.e. age 65) or age 55 with five or more completed years of service and terminates employment during the

Plan year or remains employed through the last day of the Plan year. All contributions for the 2006 Plan year were in cash and invested based on participant's investment elections.

Any participant who first became a participant before April 1, 1997 is 100% vested in his or her Company contributions. Participants who first become a participant on or after April 1, 1997, become 100% vested after completing two years of service; provided, however, that the participant also is deemed fully vested (if not already fully vested) upon attainment of normal retirement age or if he/she dies while employed.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and earnings and losses thereon and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan Document.

Participant Loans - Through 2006, participants could borrow from their Plan before-tax, after-tax, and rollover contribution accounts as soon as the total balance permitted and if the request was in accordance with Plan provisions, up to the lesser of $50,000 or 50% of the vested account balance. The minimum loan amount and repayment period were $1,000 and 12 months, respectively. The maximum loan term was five years, or fifteen years for a loan for the initial purchase of a principal residence of the participant. The interest rate was the prime rate plus one percent as of the date the loan was issued. Participants were not allowed to have more than one outstanding loan at a time. No new loans will be approved or paid under the Plan after December 31, 2006.

Withdrawals - Participants may elect to withdraw all or a portion of the value of their after-tax contributions at any time. A withdrawal may be made up to the value of a participant's supplemental after-tax contributions account without penalty. In accordance with Plan provisions, supplemental contributions are defined as any contributions a participant contributes to the Plan in a pay period in excess of the participant's basic contributions. A participant's basic contribution refers to the six percent of eligible compensation that the participant contributes (before-tax or after-tax). If a withdrawal exceeds the value of a participant's supplemental after-tax contributions, Company contributions will be suspended for a six-month period. Participants may elect a withdrawal from their rollover accounts, provided that all of their after-tax contributions have already been withdrawn. Company contributions may be withdrawn after five years of participation in the Plan, provided that all of a participant's after-tax and rollover contributions have already been withdrawn. In the event of such a withdrawal, Company contributions will be suspended for a six-month period.

A withdrawal of before-tax contributions may be made at the election of a participant only after the withdrawal of the value of all of the participant's after-tax and rollover contributions and withdrawable Company contributions and either (i) the participant has attained the age of 59 1/2, or (ii) such withdrawal is required in order to meet a qualifying financial hardship, as defined by the Plan. In the event of such a withdrawal, Company contributions will be suspended for a six-month period.

Withdrawals are based on values as of the asset valuation date as to which the withdrawal request is effective, and are paid when practicable after the appropriate values are determined. Withdrawals do not terminate participation in the Plan or, except for hardship withdrawals, affect the continuation of participant-directed contributions. Amounts withdrawn may not be repaid to the Plan.

Forfeited Accounts - At December 31, 2006 and 2005, forfeited nonvested employer contributions were $9,106 and $4,532, respectively. Forfeitures are used to reinstate previously forfeited balances of rehired employees, pay reasonable expenses of the Plan, and offset future employer contributions. During the year ended December 31, 2006, no forfeitures were used to offset employer contributions.

Termination of Participation - Participation in the Plan ceases after termination of employment, except any participant terminating with account balances in excess of $1,000 who requests deferral of distribution remains a participant until he or she receives full distribution of his or her account balances.

Termination of the Plan - As noted above, effective January 1, 2007, the Plan was frozen and provision made to merge the Plan into the Sears Plan in 2007, when administratively feasible. Although it has not expressed any intent to do so, the Board of Directors of Sears, Roebuck and Co. may, at its sole discretion amend, suspend, or terminate the Sears Plan at any time, provided, however, that no amendment, suspension, or termination of the Sears Plan shall have any effect of diverting the assets of the funds to purposes other than the exclusive benefit of participants and their beneficiaries, or the payment of reasonable administrative expenses of the Sears Plan. In the event of the Sears Plan's termination, each participant's account balance will be fully vested. The assets of the Sears Plan shall be distributed to participants on the basis of their respective interests in the Sears Plan, as soon as practicable, to the extent permitted by the Internal Revenue Code.

ERISA - The Plan is subject to certain provisions of Titles I and II of ERISA relating to reporting and disclosure, participation and vesting, and fiduciary responsibility. The Plan is not subject to the minimum funding standards of Titles I and II and the provisions of Title IV of ERISA, which provide for insurance of benefits payable on Plan termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncement - As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measure for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The financial statements reflect the retroactive adoption of the FSP. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits previously reported at December 31, 2005.

Investment Valuation and Income Recognition - The Plan's investments are presented at fair value. Quoted market prices are used to determine the fair value of the Plan's investments. Shares of registered investment companies (mutual funds) and common collective trusts are valued at the net asset value of shares held by the Plan and Master Trust at December 31, 2005 and 2006, respectively. Participant notes receivable are valued at cost which approximates fair value.

Investments in the Stable Value Fund and the legacy Kmart Stable Value and Kmart Conservative and Moderated Portfolio funds are valued at fair value and then adjusted to contract value (investments made, plus interest accrued at the contract rate, less withdrawals and fees).

The Stable Value Fund, an investment fund offered by the Plan since April 1, 2006, is invested in three stable value funds that are common collective investment trust funds ("trusts"). The trusts may invest in guaranteed investment contracts, synthetic guaranteed investment contracts, bank investment contracts, other investment contracts, repurchase agreements, other common collective trusts, short-term investment funds or other cash equivalents. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yield of the Stable Value Fund for the nine-month period ended December 31, 2006 was 3.48%, and the crediting interest rate at December 31, 2006 was 4.77%. The crediting interest rate is based on the performance of the underlying portfolio of investments.

Prior to and after April 1, 2006, the Plan and Master Trust, respectively, held investments in two fully benefit-responsive group annuity contracts with Prudential Insurance Company of America ("Prudential"). These investments are held in the legacy Kmart Stable Value Fund and the Kmart Conservative and Moderate Portfolio funds. By letter dated February 14, 2006, Holdings gave formal notice to Prudential to terminate the contracts. Prudential agreed to liquidate the assets in four installments over a three-year period in accordance with contract provisions. Such payments will not be subject to a market value adjustment. The first two payments were made on March 31, 2006 and 2007. Prudential may not terminate the contracts at any amount less than contract value. These provisions of the Prudential contracts do not impact the participant's ability to transfer money from this investment. Prudential maintains the balances in individual separate accounts. Group annuity contracts are included in the financial statements at fair value as determined by Prudential and then adjusted to contract value. The accounts are credited daily with interest on the balances in the separate accounts. The interest rate received is established quarterly by Prudential but cannot be less than three percent and is not based upon the investment performance in the separate accounts as defined by the contract with Prudential. The average earnings yield for these contracts, computed by dividing the annualized actual earnings credited to the plan on the last day of the plan year by the end of plan year fair value, was 3.54% and 3.27% for 2006 and 2005, respectively. The average crediting rate, computed by dividing the annualized earnings credited to participants on the last day of the plan year by the end of plan year fair value, was 3.54% and 3.27% for 2006 and 2005, respectively.

The Plan's investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust, as described above.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded as earned.

Interfund Transactions - All interfund transactions are made at fair value and are eliminated in combination.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2006 were $47. At December 31, 2005, there were no withdrawals from the Plan by participants that had not yet been paid.

3. INVESTMENTS

The following table presents the fair value of investments and their net change in value (including gains and losses on investments sold, as well as held during the year) for the three-month period ended March 31, 2006, at which time the Plan's assets were transferred to the Master Trust:

(Thousands of dollars)	Fair Value March 31, 2006	Fair Value December 31, 2005	Net Change in Value Three-Month Period Ended March 31, 2006
Investments at fair value:			
Registered investment companies	$	$ 2,115	$ 85
Group annuity contracts		1,325	11
Collective short-term investment fund		2,891	
Participant notes receivable		149	
Total investments at fair value		6,480	$ 96
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		33	
Total investments	$	$ 6,513	

The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 2005 are as follows (thousands of dollars):

PIMCO Renaissance Fund	$ 341
Prudential Jennison Growth Fund	813
Vanguard Institutional Index Fund	281
Prudential Guaranteed Investment Separate Account	1,358
TBC, Inc. Pooled Employee Funds Daily Liquidity Fund	2,891

4. INTEREST IN MASTER TRUST

Effective April 2006, certain of the Plan's investment assets are held in a trust account with the Master Trustee and consist of an undivided interest in an investment account of The Sears Holdings 401(k) Savings Plan Master Trust, a master trust established by Sears, Roebuck and Co. on January 1, 2005, and administered by the Master Trustee. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Sears Plan, the Sears Puerto Rico Savings Plan, and the Kmart Retirement Savings Plan for Puerto Rico Employees for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Master Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets and administrative expenses are allocated daily by the Master Trustee to each participating plan based on the relationship of the interest in each plan to the total of the interests of all participating plans.

The transfer of the Plan assets to the Master Trust at March 31, 2006 included the transfer of cash operating funds and related liabilities that were held within the Plan in a fund ("Operating Fund") separate from participant investment funds. The cash was used to honor benefit distribution checks written but uncashed and expenses incurred prior to that date. Although there was sufficient cash to cover these transactions, a one-time loss was recorded when benefit checks presented for payment exceeded the liability balance transferred. This loss was allocated to the Kmart Retirement Savings Plans in proportion to the net assets each plan contributed to the Master Trust Operating Fund. While a loss to the Master Trust and to each Plan, this loss did not impact the participant investment funds or the valuation of participant accounts. At December 31, 2006, residual cash funds in the Plan's Operating Fund needed to cover uncashed benefit payment checks at the time of the April 2005 restructuring of the Kmart Retirement Savings Plans, including this Plan, were transferred to the Sears Plan and the Operating Fund was closed. Participants of the Plan have been participating in the Sears Plan since January 1, 2007. The assets of the Plan will be merged into the Sears Plan as of the close of business August 31, 2007.

Net assets of the Master Trust as of December 31, 2006 are summarized as follows:

		December 31, 2006 (Thousands of dollars)
Assets:		
Investments at fair value:		
Sears Holdings Corp. common shares	$	449,535
Other common and preferred stock		461,218
Registered investment companies		221,211
Common/collective trusts		2,586,952
Group annuity contracts		277,535
Fixed income securities		182,589
Options, futures, and other		590
Short-term investments - at cost, which approximates fair value		313
Collective short-term investment fund		71,643
Participant-directed brokerage account		47,492
Participant notes receivable		66,107
Total investments at fair value		4,365,185
Receivables:		
Dividend and interest		4,677
Currency contract receivables		4,195
Due from brokers and others		5,453
Total receivables		14,325
Cash		10
Total Assets		4,379,520
Liabilities:		
Currency contract payables		4,180
Due to brokers and others		75,377
Total Liabilities		79,557
Net assets in Master Trust at fair value		4,299,963
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		18,727
Net assets in Master Trust	$	4,318,690
Plan's interest in Master Trust net assets	$	3,759
Plan's percentage interest in Master Trust net assets		0.1%

The Plan's interest in master trust net assets of $3,759,000 exceeds five percent of the Plan's net assets available for benefits as of December 31, 2006.

The net investment earnings (loss) of the Master Trust for the nine-month period ended December 31, 2006 are summarized below:

	(Thousands of dollars)
Dividend, interest and other income	$ 60,074
Net appreciation (depreciation) in fair value of investments:	
Sears Holdings Corporation common shares	103,343
Other common and preferred stock	26,630
Registered investment companies	12,921
Common/collective trusts	168,110
Group annuity contracts	7,308
Corporate notes and bonds	831
Government backed and government agency bonds	991
Government bonds	158
Foreign and yankee bonds	229
Participant-directed brokerage accounts	1,894
Futures and other	414
Net appreciation in fair value of investments	322,829
Investment income of Master Trust	$ 382,903
Plan's interest in Master Trust investment income	$ 236
Plan's interest in Master Trust operating fund (loss)	$ (252)

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain investments of the Plan and Master Trust are shares of funds or securities of related parties. Transactions with related companies qualify as party-in-interest transactions.

Prior to April 1, 2006, the Plan purchased and sold units of the TBC, Inc. Pooled Employee Funds Daily Liquidity Fund, which was managed by Mellon Bank Corporation, and shares of registered investment companies, managed by Prudential. Mellon and Prudential were trustee and recordkeeper, respectively, for the Plan prior to April 1, 2006. Fees paid to both Mellon and Prudential were offset against income.

Master Trust investments include shares of common/collective trusts managed by State Street Bank and Trust Company ("State Street"), the Master Trustee of the Plan. Fees paid by the Master Trust to State Street for investment management services were $.8 million during the nine-month period ended December 31, 2006.

The Master Trust holds shares of common stock of Sears Holdings Corporation, parent of the sponsoring employer. At December 31, 2006, the Master Trust held 2,676,921 shares with a cost basis of $278.1 million. Holdings has not paid dividends on its common stock since inception.

6. INCOME TAXES

The Internal Revenue Service has determined and informed Kmart by a letter dated December 11, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue

Code (the "IRC"). The Plan has been amended and restated since receiving the determination letter. The Plan Administrator and the Plan's Benefits Counsel believe, however, that the Plan is designed and operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

7. DERIVATIVE FINANCIAL INSTRUMENTS

Effective April 1, 2006, derivative financial instruments are used by the Master Trust's Bond Fund investment manager as follows:

Foreign Currency Exchange Contracts - The Master Trust enters into forward contracts to purchase and sell foreign currencies in the normal course of their investing activities to manage the currency exposure associated with the Plan's foreign equity and fixed income investments. The terms of the contracts generally do not exceed one year. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties.

The Master Trust reflects the fair value of all forward contracts as an asset or liability in their financial statements. The fair values associated with the foreign currency contracts have been estimated by valuing the net position of the contracts using the applicable spot rates and forward rates as of the reporting date. In the financial statements of the Master Trust, forward contracts to purchase foreign currency are shown as currency contract receivables and forward contracts to sell foreign currency are shown as currency contract payables. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Futures Contracts - The Master Trust enters into futures contracts in the normal course of its investing activities to manage market risk associated with fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.

During 2006, the Master Trust was a party to futures contracts held for trading purposes for Federal Funds, U.S. Treasury Bonds, U.S. Treasury Notes, Euro Bonds, and Eurodollars. Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Master Trust, depending on the daily fluctuation in the value of the underlying contracts. A Federal National Mortgage Association discounted note owned and included in the investments of the Master Trust with a value of $313,000 at December 31, 2006, was pledged to the counterparties as collateral on the futures contracts.

The Master Trust had futures contracts with notional amounts of $131.5 million at December 31, 2006. At December 31, 2006, the Master Trust had futures contracts to purchase (sell) Eurodollars, Eurobonds, U.S. Treasury Bonds, and U.S. Treasury Notes of $129.1 million, $2.1 million, $1.1 million, and ($.8 million), respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Master Trust, but are used in the calculation of cash settlements under the contracts.

The fair value of the futures contracts in the Master Trust is $0 at December 31, 2006 as settlements are by cash daily. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

8. OTHER MATTERS

In March 2002, a class action was filed in the United States District Court for the Eastern District of Michigan on behalf of participants or beneficiaries of the Kmart Corporation Retirement Savings Plans against various current and former employees and former directors of Kmart Corporation (the "Predecessor Company") alleging breach of fiduciary duty under ERISA for excessive investment in the Predecessor Company's stock, failure to provide complete and accurate information about the Predecessor Company's common stock, and failure to provide accurate information regarding the Predecessor Company's financial condition. In July 2002, the plaintiffs filed proofs of claim with the bankruptcy court in an aggregate amount of $180 million. In 2005, a tentative agreement was reached to settle this action, and the settlement has been formally approved by the federal court in the Eastern District of Michigan ("Kmart Settlement"). The Final Judgment Order was entered by the court on June 27, 2006 and became effective on August 1, 2006. The court ordered that all Kmart Settlement proceeds be paid by the end of 2006 to qualifying participants during the class period. This Plan was covered by the Kmart Settlement. Accordingly, the $11.75 million Kmart Settlement, net of attorney and other administrative fees, was received as Other Income by the Master Trust for the benefit of the qualifying Kmart participants in September 2006. It was fully paid by insurance proceeds. To the extent they are members of the class under the Kmart Settlement, participants of this Plan will also receive an allocation from the Kmart Settlement.

9. RECONCILEMENT OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006:

(Thousands of dollars)

Net assets available for benefits per the financial statements	$	3,784
Adjustment from contract value to fair value for fully benefit-responsive investment contracts		(24)
Net assets available for benefits at fair value per Form 5500	$	3,760

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2006:

(Thousands of dollars)

Net decrease in net assets available for benefits per the financial statements	$	(91)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts		(24)
Net loss per Form 5500	$	(115)

* * * * * *

APPENDIX A

Schedule of Assets (Held at End of Year)

KMART RETIREMENT SAVINGS PLAN FOR MANTENO DISTRIBUTION CENTER UNION EMPLOYEES

APPENDIX A

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
DECEMBER 31, 2006

Identity of Issuer, Borrower, or Similar Party	Description of Investment	Current Value
* PARTICIPANT LOANS	Participant loans earning interest from 5.00% to 9.25%, maturing from 2007 - 2011	$ 126,203

This schedule does not include all the Plan's investments in the Sears Holdings 401(k) Savings Plan Master Trust

Note: Cost information is not required for participant-directed investments and is, therefore, not included.

* Sponsored by a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

KMART RETIREMENT SAVINGS PLAN FOR MANTENO DISTRIBUTION CENTER UNION EMPLOYEES

By: Sears Holdings Corporation Administrative Committee, Plan Administrator

By: Karl J. Koenig
Karl J. Koenig
Member of Administrative Committee and Vice President, Human Resources, of Sears Holdings Corporation

Date: June 28, 2007

END